FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 22, 2020

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the investment on behalf of ComQi Ltd. and ComQi Holdings Ltd., subsidiaries of the Company”, dated January 22, 2020.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: January 22, 2020	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

January 22, 2020

English Language Summary

Subject: To announce the investment on behalf of ComQi Ltd. and ComQi Holdings Ltd., subsidiaries of the Company

Regulation: Published pursuant to Article 4-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2020/01/22

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):

ComQi Ltd. invests the common shares of ComQi Holdings Ltd.

ComQi Holdings Ltd. invests the common shares of ComQi Inc.

2.	Date of occurrence of the event:2020/01/22

3.	Volume, unit price, and total monetary amount of the transaction:

To make the capital increase pursuant to the shareholding structure. Total injection amount is USD 10,250 thousand.

1.	ComQi Ltd. invests the common shares of ComQi Holdings Ltd.：

Volume: 20.5 thousand shares unit price: USD 500 total monetary amount: USD 10,250 thousand

2.	ComQi Holdings Ltd. invests the common shares of ComQi Inc.：

Volume: 2 thousand shares unit price: USD 5,125 total monetary amount: USD 10,250 thousand

4.	Counterparty to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

ComQi Ltd., ComQi Holdings Ltd. and ComQi Inc. are all the 100% directly or indirectly owned subsidiaries of the Company.

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:

reason for choosing: To make the capital increase to ComQi Holdings Ltd. and ComQi Inc.

pursuant to the shareholding structure; N/A; N/A; N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.	Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Terms of delivery or payment：Make the payment within the subscription period restrictive covenants in the contract, and other important stipulations: None

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

It is resolved by the Boards of ComQi Ltd., ComQi Holdings Ltd. and ComQi Inc.

11.	Net worth per share of the underlying securities acquired or disposed of:N/A

12.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

1.	ComQi Ltd. invests the common shares of ComQi Holdings Ltd.：

Current cumulative volume : 635,730 thousand shares

Current cumulative amount : USD 25,648 thousand

Shareholding percentage:100%

Status of any restriction of rights:None

2.	ComQi Holdings Ltd. invests the common shares of ComQi Inc.：

Current cumulative volume : 13 thousand shares

Current cumulative amount : USD 24,614 thousand

Shareholding percentage:100%

Status of any restriction of rights:None

13.	Current ratio of long or short term securities investment

(including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Current ratio of ComQi Ltd.'s long or short term securities investment (including the current trade) to the total assets: 0.22%; Current ratio of ComQi Ltd.'s long or short term securities investment (including the current trade)to the shareholder's equity: 0.41%;

Current ratio of ComQi Holdings Ltd.'s long or short term securities investment (including the current trade)to the total assets: 0.25%;

Current ratio of ComQi Holdings Ltd.'s long or short term securities investment (including the current trade)to the shareholder's equity: 0.46%;

The operating capital: NTD -11,113,780 thousand;

The capital resource and the concrete reason of obtaining the securities: working capital; to make the capital increase to ComQi Holdings Ltd. and ComQi Inc. pursuant to the shareholding structure

14.	Broker and broker's fee:N/A

15.	Concrete purpose or use of the acquisition or disposal:

to make the capital increase to ComQi Holdings Ltd. and ComQi Inc. pursuant to the shareholding structure

16.	Do the directors have any objection to the present transaction?: No objection

17.	Is it a related party transaction?:Yes

18.	Date of the board of directors’resolution:2020/01/22

19.	Date of the recognition of the supervisors or the board of independent directors’resolution:NA

20.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:N/A

21.	Name of the CPA firm:N/A

22.	Name of the certifying CPA:N/A

23.	The practice certificate number of the CPA:N/A

24.	Is it related to new business model?:No

25.	Explanation of new business model:N/A

26.	Transactions with the counterparty for the past one year and the next year:

Transactions for the past one year：

1.	Total monetary amount for the investment from ComQi Ltd. to ComQi Holdings Ltd. (including the current trade): USD 10,250 thousand

2.	Total monetary amount for the investment from ComQi Holdings Ltd. to ComQi Inc. (including the current trade) : USD 10,250 thousand

Transactions for the next year：None

27.	Source of funds: working capital

28.	Any other matters that need to be specified: None